ILoadApp

A Nevada Corporation

_________________________________________________________________________________

190/1 Alba Iulia St., Chisinau, Moldova MD2071

Telephone: 373-6923-1658

June 2, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Ivan Griswold

Staff Attorney

Re: ILoadApp

Amendment No. 3 to Registration Statement on Form S-1

Filed April 25, 2014

File No. 333-190786

Dear Mr. Griswold:

On behalf of ILoadApp (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated April 22, 2014 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on August 23, 2013 and amended on October 4, 2013, November 19, 2013 and April 25, 2014.

In response to the Comment Letter, we are filing with the Commission, Amendment No. 4 to the Registration Statement (the “Amendment”). We are sending you a marked copy for your review.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Set forth below is the Company’s responses to the Staff’s comments.

Registration Fee Table

1.                  We note that you have revised the fee table in response to prior comment 2. Please review the fee table to ensure that the information is accurate. Refer, for example to Footnote 4 and revise as appropriate.

Response: We have revised Footnote 4 in the fee table to reflect the correct offering column.

Cover Page

2.                  We note your response to prior comment 4 and we are unable to concur with your assertion that you are not a shell company as defined in Rule 405. In particular we note that as of February 28, 2014 you had no significant cash on hand, no contracts regarding your proposed business, and that as of April 25, 2014, you had not recognized any revenues. We also note the disclosure in your amended filing that you “have not yet developed any market-ready educational software applications” and that you “currently do not have any customers.” Accordingly, as previously requested, disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of being a shell company.

Response: We respectfully note the Staff's comment. Our business has greatly progressed, since we first wrote and amended our Registration Statement. For example, our products are now being sold through the Google App store. Please see:

https://play.google.com/store/apps/details?id=com.iloadapp.abcmagicworld. The Apple App store is currently processing our application to sell our language arts App. In order to complete the application process, we needed to provide them with our Dunn & Bradstreet Report. Sales reports are issued periodically, and based on this recent placement with Google, we have yet to receive our first sales report.

Regarding our earlier disclosures that we “have not yet developed any market-ready educational software applications” and, that we “currently do not have any customers” is no longer accurate. In order not to mislead anyone, we have removed these statements from our Amendment. Therefore, based on these recent business developments, we entreat the Staff will concur that we should no longer be considered a shell.

Prospectus Summary

Terms of the Offering, page 6

3. Please revise your disclosure relating to the “No Minimum” feature of the offering to clarify that funds will be placed in a separate account under your control and will be available to you immediately upon receipt.

Response: We have revised our disclosure relating to the “No Minimum” feature of the offering and we have clarified that funds will be placed in a separate account under our control and will be available to us immediately upon receipt.

The Company acknowledges that:

•                     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq., our corporate counsel, at (702) 221-1925.

ILoadApp

By: /s/ Veronica Trifon

Veronica Trifon

Chief Executive Officer

cc: Thomas C. Cook, Esq.